# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MSC INCOME FUND, INC., CIK 0001535778
CUSIP: 55374X208
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1300 Post Oak Boulevard, 8th Floor, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 11/03/2026
Filed by CIK 0001396440
Persons authorized to receive notices and communications: Jason B. Beauvais, 1300 Post Oak Boulevard, 8th Floor, Houston, Texas (TX), 77056, 713-350-6000

## Reporting persons
- Main Street Capital CORP (CIK 0001396440): type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); source of funds: working capital (WC); sole voting power 2,250,574; shared voting power 0; sole dispositive power 2,250,574; shared dispositive power 0; aggregate amount beneficially owned 2,250,574 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: MSC INCOME FUND, INC.
Address of issuer's principal executive offices: 1300 Post Oak Boulevard, 8th Floor, Houston, Texas (TX), 77056

## Item 2. Identity and Background
Name of person filing: Main Street Capital CORP / 41-2230745 (the "Reporting Person")
Residence or business address: 1300 Post Oak Boulevard, 8th Floor, Houston, Texas 77056
Present principal occupation or employment:
The Reporting Person is an internally managed closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"). The Reporting Person's principal business is primarily focused on providing customized long-term debt and equity capital solutions to lower middle market companies and debt capital to private companies owned by or in the process of being acquired by a private equity fund.

The Reporting Person wholly owns MSC Adviser I, LLC, a registered investment adviser (the "Adviser"), which serves as the investment adviser and administrator to the Issuer pursuant to the Amended and Restated Investment Advisory and Administrative Services Agreement, dated as of January 29, 2025, between the Issuer and the Adviser (the "Advisory Agreement").
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Not applicable.

Certain information with respect to the directors and executive officers of the Reporting Person is set forth on Annex A attached hereto and incorporated herein by reference, including each director's and each executive officer's name, business address, present principal occupation or employment and other information. Each of the Reporting Person's directors and executive officers is a United States citizen. To the knowledge of the Reporting Person, during the last five years none of the persons listed on Annex A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of the type described in Item 2(e) of Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In May, August and October 2023 and January, May and August 2024, the Reporting Person purchased an aggregate of 980,070 shares of the Issuer's Common Stock from the Issuer at the same price at which the Issuer issued new shares in connection with reinvestments of the Issuer's quarterly dividend pursuant to the Issuer's dividend reinvestment plan on the relevant purchase dates, for a weighted-average price of $15.82 per share and an aggregate cost of $15.5 million. Each issuance and sale was made pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act").

In September 2023, pursuant to a simultaneous combined Dutch Auction Tender by the Issuer and the Reporting Person, the Reporting Person purchased 57,692 shares of the Issuer's Common Stock from the Issuer's stockholders at the clearing price, or $13.00 per share, for an aggregate cost of $0.8 million.

On January 30, 2025, the Reporting Person purchased 289,761 shares of the Issuer's Common Stock in the Issuer's follow-on public offering of shares of its Common Stock at the public offering price of $15.53, for an aggregate cost of $4.5 million.

In March 2025, the Reporting Person entered into an open-market stock purchase plan to purchase up to $20.0 million in the aggregate of shares of the Issuer's Common Stock in the open market on terms intended to satisfy the conditions of Rule 10b5-1 and Rule 10b-18 under the Exchange Act (the "2025 Stock Purchase Plan"). The Reporting Person acquired 650,348 shares of the Issuer's Common Stock from April 1, 2025 through March 31, 2026 under the 2025 Stock Purchase Plan at a weighted-average price of $13.09 per share, for an aggregate cost of $8.5 million. The 2025 Stock Purchase Plan expired and terminated in March 2026.

In August 2026, the Reporting Person entered into a second open-market stock purchase plan pursuant to which the Reporting Person may purchase up to $20.0 million of shares of the Issuer's Common Stock in the open market for a period beginning in September 2026 and ending in February 2027 at times when the market price per share of the Common Stock is trading below the most recently reported net asset value per share of the Common Stock by certain pre-determined levels (the "2026 Stock Purchase Plan"). The purchases of shares of the Issuer's Common Stock pursuant to the 2026 Stock Purchase Plan are intended to satisfy the conditions of Rule 10b5-1 and Rule 10b-18 under the Exchange Act. As previously disclosed, the Issuer's board of directors (the "Board") also authorized the Issuer to enter into a share repurchase plan to purchase up to $20.0 million of shares of the Issuer's Common Stock, with the terms and conditions substantially similar to the 2026 Stock Purchase Plan, and daily purchases under the two plans, if any, are expected to be split pro rata (or as close thereto as reasonably possible) between the Reporting Person and the Issuer based on the respective plan sizes. The Reporting Person has acquired 225,354 shares of the Issuer's Common Stock from September 8, 2026 through November 3, 2026 (the "Applicable Date") under the 2026 Stock Purchase Plan at a weighted-average price of $11.92 per share, for an aggregate cost of $2.7 million.

Funds for the purchases described above came from the Reporting Person's capital available for investment activities.

Certain executive officers of the Issuer that are also executive officers of the Reporting Person have purchased shares of the Issuer's Common Stock in their individual capacity and have disclosed this ownership pursuant to Section 16 of the Exchange Act and the rules promulgated thereunder. There is no agreement among any of these individuals and/or the Reporting Person relating to the acquisition, disposition, holding or voting of any shares of the Issuer's Common Stock and the existence of any group is hereby disclaimed. See Annex A for detail related to ownership of the Issuer's Common Stock by directors and executive officers of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (1) to acquire additional shares of Common Stock or other securities of the Issuer, through open market purchases, private transactions or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by it or (3) to take any other available course of action.

In connection with its ongoing review of its investments in the Issuer, the Reporting Person may take actions with respect to such investments in the Issuer, including communicating with the Board, members of management at the Adviser or other securityholders of the Issuer, or other third parties from time to time; taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review; and evaluating strategic alternatives as they may become available. Subject to the terms and conditions of the documents described herein to which the Reporting Person or the Adviser is a party, such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to, a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures involving the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer; financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Person or the Adviser is a party, the Reporting Person or the Adviser may seek to acquire securities of the Issuer, including shares of Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or its shares of Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Person or the Adviser may pursue, including on behalf of its clients, subject to the terms and conditions of the documents described herein to which the Reporting Person or the Adviser is a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities or other financial instruments, the Reporting Person's, the Adviser's or its clients' trading and investment strategies, subsequent developments affecting the Issuer, the Issuer's business and/or the Issuer's prospects, other investment and business opportunities available to the Reporting Person, the Adviser and/or its clients, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person, the Adviser and/or its clients.

The Adviser is responsible for, among other things, identifying investment opportunities, monitoring the Issuer's investments and determining the composition of the Issuer's portfolio, subject to oversight by the Board. All of the Issuer's officers and directors, other than the Issuer's independent directors, are employees of the Reporting Person. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D or in the Issuer's periodic and current reports filed with the Securities and Exchange Commission (the "SEC") from time to time, including with respect to additional purchases pursuant to the 2026 Stock Purchase Plan and successor plans, if any, neither the Reporting Person nor, to the knowledge of the Reporting Person, any director or executive officer of the Reporting Person listed on Annex A, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D are incorporated herein by reference. The beneficial ownership of shares of Common Stock by any of the persons listed on Annex A is, to the Reporting Person's knowledge, set forth on Annex A. Percent of class calculated based on 45,119,875 shares of the Common Stock of the Issuer outstanding as of the Applicable Date, based on information available to the Reporting Person from the Issuer at such time.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5 (a) above.
Transactions in the class effected during the past sixty days: Except as described on Annex B and Annex C attached hereto, each of which is incorporated by reference herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Annex A, has effected any transaction in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The description of the Advisory Agreement included in Item 2 above is incorporated herein by reference.

In January 2025, in connection with the Reporting Person's potential acquisition in excess of 3% of the Issuer's outstanding Common Stock as a result of any purchases of shares of the Issuer's Common Stock pursuant to the 2025 Stock Purchase Plan or otherwise, the Reporting Person entered into a Fund of Funds Investment Agreement with the Issuer (the "Fund of Funds Agreement"). The Fund of Funds Agreement provides for the acquisition of shares of the Issuer's Common Stock by the Reporting Person, and the Issuer's sale of shares to the Reporting Person, in a manner consistent with the requirements of Rule 12d1-4 under the 1940 Act.

In February 2026, the Reporting Person provided the Issuer with a revolving line of credit pursuant to an Unsecured Revolving Promissory Note (as amended, restated or otherwise modified, the "Unsecured Revolving Facility"), which currently provides for borrowings up to $30.0 million. Borrowings under the Unsecured Revolving Facility bear interest at a rate of SOFR plus 4.5%, subject to a 2.0% SOFR floor and mature in December 2029. Available borrowings under the Unsecured Revolving Facility are subject to a 0.25% non-use fee. The borrowings under the Unsecured Revolving Facility are unsecured.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
10.1 Amended and Restated Investment Advisory and Administrative Services Agreement, dated January 29, 2025, between the Issuer and the Adviser (previously filed as Exhibit 10.1 to the Issuer's current report on Form 8-K, filed on February 4, 2025 (File No. 814-00939)).

99.1 Rule 12d1-4 Fund of Funds Agreement, dated January 20, 2025, between the Reporting Person and the Issuer (previously filed as Exhibit (k)(15) to the Issuer's Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 filed with the SEC on January 21, 2025 (File No. 333-282501)).

## Signatures
- Main Street Capital CORP: /s/ Jason B. Beauvais, Jason B. Beauvais, General Counsel (11/04/2026)